UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number:  1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN

All other schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:

23.1 Consent of Grant Thornton LLP

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Relations Committee of the Colgate-Palmolive Company
The Colgate-Palmolive Company Employees Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Colgate-Palmolive Company Employees Savings and Investment Plan (“the Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Colgate-Palmolive Company Employees Savings and Investment Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
New York, New York
June 25, 2009

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COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007
(Dollars in thousands)

	2008	2007
Assets

Cash and cash equivalents	$17,912	$17,716
Investments at fair value	2,147,523	2,691,625
Participant loans	17,050	16,802
Receivables:
Due from brokers for securities sold	7	549
Participant contributions receivable	1,107	1,407
Accrued interest and dividends	564	63
Total receivables	1,678	2,019

Total assets	$2,184,163	$2,728,162

Liabilities

Due to brokers for securities purchased	$171	$78
Current and long-term notes payable	74,441	138,154
Long-term notes payable to Colgate-Palmolive Company	118,829	84,262
Accrued interest on current and long-term notes	6,754	8,521

Total liabilities	200,195	231,015

Net assets available for benefits at fair value	$1,983,968	$2,497,147
Adjustments from fair value to contract value relating to fully benefit-responsive investment contracts	(2,558)	(1,514)
Net assets available for benefits	$1,981,410	$2,495,633

The accompanying notes are an integral part of these financial statements.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008
(Dollars in thousands)

2008
Additions

Net investment income (loss):
Interest	$6,435
Dividends	47,867
Depreciation in the fair value of investments, net	(403,596)
Interest expense on current and long-term notes	(14,298)
Net investment income (loss)	(363,592)

Contributions:
Employer contributions	9,308
Participants’ contributions	37,642
Total contributions	46,950

Total additions	(316,642)

Deductions

Administrative expenses	(3,405)
Distributions to participants	(194,176)
Total deductions	(197,581)

Decrease in net assets available for benefits	(514,223)
Net assets available for benefits – beginning of year	$2,495,633

Net assets available for benefits – end of year	$1,981,410

The accompanying notes are an integral part of this financial statement.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

1.	Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the "Plan") is a defined contribution plan sponsored by Colgate-Palmolive Company (the "Company"). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a leveraged Employee Stock Ownership Plan ("ESOP").  State Street Global Advisors (the “ESOP trustee”), a division of State Street Bank & Trust Company, is the trustee of Funds D and E (the “ESOP trust”). Citibank N.A. was the trustee of the remaining funds for the ten months ended October 31, 2008. Starting from November 1, 2008, Bank of New York Mellon is the trustee of these remaining funds.

The Plan offers a Savings Program which includes an Employer Match, a Success Sharing Program, a Bonus Savings Account Program, an Income Savings Account Program and a Retiree Insurance Program. The provisions below, applicable to the Plan participants, provide only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

As of December 31, 2008, the Plan maintained the following funds:

Name of Fund	Description of the type of investment
Short Term Fixed Income Fund (Fund A)	Guaranteed investment contracts and cash reserve funds
Colgate Common Stock Fund (Fund B)	Colgate-Palmolive Company Common Stock and cash reserve funds
Colgate Preferred Stock Fund (Fund D)	Colgate-Palmolive Company Series B Convertible Preferred Stock (the ESOP trust)
Colgate Common Stock Fund (Fund E)	Colgate-Palmolive Company Common Stock (the ESOP trust)
Vanguard Wellington Fund (Fund J)	Common stocks and fixed income securities
Vanguard Institutional Index Fund (Admiral shares) (Fund K)	Equity securities included in the S&P 500 Index in similar proportion
EuroPacific Growth Fund (Fund L)	Primarily equity securities of companies outside the U.S., primarily in Europe and the Asia/Pacific region
Core Plus Fixed Income Fund (Fund N)	Diversified debt portfolio of U.S. government, corporate, mortgage and asset-backed securities
Neuberger Berman Genesis Fund (Fund O)	Primarily common stocks of small capitalization companies (total market value of no more than $1.5 billion at the time the fund first invests in them)
TCW Galileo Value Opportunities Fund (Fund P)	Primarily common stocks of companies with capitalizations (at the time of acquisition) in the range of companies included in the Russell MidCap Value Index
T. Rowe Price Growth Stock Fund (Fund Q)	Normally invests in the common stock of a diversified group of growth companies with an above-average rate of earnings growth
Eaton Vance Large Cap Value Fund (Fund R)
Primarily invests in dividend paying value stocks of large-cap companies, which have market capitalizations equal to or greater than the median capitalization of companies included in the Russell 1000 Value Index

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

ESOP

In accordance with the terms of the Plan, on June 19, 1989, the ESOP trust issued $410,030 of long-term notes due at various dates through 2009 bearing an average interest rate of 8.7 percent. These notes are guaranteed by the Company.  The ESOP trust used the proceeds of the notes to purchase 6.3 million shares of the Company’s Series B Convertible Preference Stock (“Preference stock”) from the Company.

Each share of Preference stock is convertible into eight shares of the Company’s common stock at the discretion of the ESOP trustee. All Preference stock must be converted into the Company’s common stock or redeemed in cash upon reallocation to other funds or withdrawal from the Plan. The Preference stock has a minimum redemption price of $65 U.S. dollars per share and pays dividends of $4.88 U.S. dollars per annum, payable semi-annually, or, if higher, the dividend paid on eight shares of the Company’s common stock for the comparable period.

Dividends of $12.48 U.S. dollars per share were paid on the Preference stock during 2008. Dividends on the Preference stock are paid to the ESOP trustee.  These dividends, together with the Company contributions, dividends on the Company’s common stock in Fund E and borrowings from the Company, are used by the ESOP trustee to repay principal and interest on the long-term notes.  Scheduled maturity of the current and long-term notes outstanding at December 31, 2008 is as follows: 2009 - $74,441. The fair value of the current and long-term notes outstanding as of December 31, 2008 and 2007 was estimated at $76 million and $143 million, respectively, based on current interest rates for debt with similar maturities.

As a means of extending the benefits of the ESOP to participants over a longer period, the ESOP trust and the Company entered into a loan agreement in June 2000 under which the Company may loan up to $300,000 through 2009 to the ESOP with repayment scheduled no later than December 31, 2035. Repayments of principal and interest will be funded through future contributions and dividends from the Company. During 2008, the Company contributed $9,308 to the ESOP trust. The Company has guaranteed minimum funding of $130,000, on a present value basis, in excess of debt service requirements. As of December 31, 2008 and 2007, the ESOP trust had outstanding borrowings from the Company of $118,829 and $84,262, respectively, bearing an average interest rate of 5.87 percent.  The fair value of the outstanding notes payable to the Company at December 31, 2008 and 2007 was estimated at $193 million and $94 million, respectively, based on current interest rates for debt with similar maturities.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

A portion of the Preference stock is released for allocation to participants semi-annually based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2008 and 2007, 1,242,530 and 1,306,195 Preference shares (valued at $681,304 and $814,648) were allocated to employee accounts in the Plan, and the balance of 1,541,645 and 1,731,563 shares (valued at $845,315 and $1,079,941) remain to be allocated, respectively.  The ESOP released shares are used to fund the employer portion of all the S&I Plan programs and released shares are allocated in the following manner:

(1)	To repay principal and interest on the current and long-term notes, in lieu of cash dividends on the Preference stock and the Company’s common stock held by the ESOP trustee,
(2)	Pursuant to the Company’s matching contribution under the Savings Program,
(3)	Pursuant to the Success Sharing Program,
(4)	Pursuant to the Bonus Savings Account Program,
(5)	Pursuant to the Income Savings Account Program, and
(6)	Pursuant to the Retiree Insurance Program

Savings Program

Participant Contributions
Employees eligible to participate in the Savings Program of the Plan must meet certain minimum hourly service requirements, be at least 18 years old and have completed three months of service, as defined by the Plan. Under the Savings Program, employees generally can contribute to the Plan between 1 percent and 25 percent of their recognized earnings (the greater of total compensation paid during the previous calendar year minus items such as reimbursement of moving expenses and special awards, or regular salary as of the most recent January 1 plus commissions and bonuses paid in the prior year). Employees who are not "highly compensated", as defined by the Internal Revenue Code ("IRC"), may contribute any combination up to 25 percent of their recognized earnings on either a before-tax (subject to certain IRC limitations) or after-tax basis.  Employees who are highly compensated may contribute as follows:  those employees whose 2008 recognized earnings were between $105.0 and $129.9 were limited to 12 percent of their recognized earnings, those employees whose 2008 recognized earnings were between $130.0 and $229.9 were limited to 10 percent of their recognized earnings and those employees whose 2008 recognized earnings equaled or exceeded $230.0 were limited to 8 percent of their recognized earnings.  Participants may suspend or resume contributions, change their contribution rate and the allocation of their contributions between before-tax and after-tax earnings on a daily basis. Plan participants are always fully vested in their contributions and related investment earnings. Under the IRC, the maximum allowable pre-tax contribution for participants was $15.5 in 2008 and 2007.  Participants who are expected to reach or are over the age of 50 during the Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Internal Revenue Code, the maximum allowable catch-up contribution was $5.0 for 2008 and 2007, on a pre-tax basis.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Participant Accounts
Each participant account is credited with participant contributions and the Company’s matching contributions, as well as allocations of fund earnings or losses, and expenses. Allocations are based on participant earnings or account balances, as defined. Certain participant investment accounts are also charged with monthly investment service fees, depending on fund elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Company Matching Contributions
The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50 percent to 70 percent of employee contributions up to 6 percent of recognized earnings, depending on years of service.  Company matching contributions for employees participating in the Savings Program are made in the form of Preference stock and are diversifiable after participants complete three years of service or reach age 55, whichever comes first.  Participants are 50 percent vested in the Company matching contributions after two years of service and fully vested after three years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination.

Distributions
Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death, or by voluntary partial withdrawal.  Settlement is made in accordance with provisions of the Plan and the requirements of the IRC.  Unvested Company matching contributions will be forfeited in the event of termination.  A participant may withdraw his/her before-tax contributions only if, in the judgment of the Employee Relations Committee of the Company (the "Committee"), the withdrawal is due to financial hardship as defined in the Plan, or is within the administrative rules of the Committee and Federal tax laws.

Forfeitures
After the earlier of the distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, nonvested employer account balances are returned to the unallocated pool of Colgate Preference stock and become available to the Company to pay for administrative expenses incurred by the Plan and/or to reduce future Company matching contributions.  Forfeitures for the year ended December 31, 2008 and 2007 totaled $236 and $253, respectively.

Funds
Participating employees may direct their current contributions to be allocated among any of the funds, other than Funds D and E (the ESOP trust), in multiples of 1 percent.  Participants may diversify the Company matching contributions in which they are fully vested among any of the other investment fund choices in the Plan, beginning the earlier of reaching age 55 or the third anniversary of their date of hire.  Participants may change how future contributions will be invested on a daily basis.

Incoming Rollovers
The Plan permits incoming rollovers of before-tax money from Section 403(b) plans and governmental Section 457 plans, as well as both before-tax and after-tax money from other companies’ qualified plans.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Participant Loans
Participants who have $1,000 U.S. Dollars or more in the Plan may borrow from the total of their fund accounts, a minimum of $500 U.S. Dollars up to a maximum equal to the lesser of $50,000 U.S. Dollars (subject to certain offsets for prior loans) or 50 percent of their vested balance, excluding any amounts previously transferred from the prior Colgate-Palmolive Employee Stock Ownership Plan, the Success Sharing Account and Retiree Insurance Account.  Participants are allowed to have two loans outstanding and only one of these loans can be related to the purchase of a principal residence.  The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to the prime rate as listed in The Wall Street Journal on the first business day of the month in which the loan was requested. Principal and interest are paid ratably via payroll deductions.  Loans outstanding at December 31, 2008 had interest rates ranging from 4.0% to 11.5% and maturities through 2013.

Success Sharing Program

The Success Sharing Program is designed to enable the Company to share its financial success with employees.  Under the Success Sharing Program, a Success Sharing Account (“SSA”) has been established within the Plan for each eligible employee.  As the Company meets or exceeds annual financial targets, shares of Preference stock are allocated to employee accounts according to a pre-determined formula.  To be eligible, an individual generally must be employed by the Company on a full-time basis, be at least 18 years old and on the payroll from at least June 30 through the last day of the year.  Part-time employees with benefits are also eligible.  Employees are at all times fully vested in the value of their SSA.  Participants may on a daily basis diversify up to 100 percent of their SSA among any of the other investment fund choices in the Plan beginning in the year they reach age 55 or the third anniversary of their date of hire, whichever comes first.

Bonus Savings Account Program

The Bonus Savings Account (“BSA”) Program is designed to enable each eligible employee to receive all or a portion of his / her bonus in Preference stock.  Under this program, a BSA allocation is credited to each eligible employee’s BSA established within the Plan.  The portion of an employee’s bonus that can be allocated within the BSA program is determined based on the bonus amount earned, the total number of shares of Preference stock available for allocation, and other factors such as an employee’s income level and Internal Revenue Service (“IRS”) rules.  This program is generally available to all employees in the United States who are participants in the Plan.  However, due to IRS restrictions, employees who have not had Retiree Insurance Account or SSA balances for at least two years in the Plan, and were hired after January 2, 1996 are unable to participate in the program, and employees with fewer than five years of service may be ineligible to receive a BSA allocation with respect to certain bonus periods.  Employees are at all times fully vested in the value of their BSA and may elect to withdraw the balance of this account from the Plan immediately or at a later date.  Participants may on a daily basis diversify up to 100 percent of their BSA among any of the other investment fund choices in the Plan.  There are no age or service restrictions involved on this ability to diversify.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Income Savings Account Program

The Income Savings Account (“ISA”) Program is designed to enable each eligible employee to receive a portion of his / her income in the form of Preference stock.  Under this program, an ISA allocation of Preference stock is made each year to each eligible employee’s ISA.  This program is available to active full-time employees and part-time employees with benefits in the United States, with at least five years of service. Employees are at all times fully vested in the value of their ISA and may elect to withdraw the balance of this account from the Plan immediately or at a later date.  Participants may on a daily basis diversify up to 100 percent of their ISA among any of the other investment fund choices in the Plan. There are no age or service restrictions involved on this ability to diversify.

Retiree Insurance Program

The Retiree Insurance Program is designed to provide funds that can be used by employees to purchase health and life insurance upon retirement.  Under the Retiree Insurance Program, a Retiree Insurance Account (“RIA”) has been established within the Plan for each eligible employee.  Each year, shares of Preference stock are allocated to each employee’s RIA.  The number of shares allocated is determined at the discretion of the Committee based upon the total number of shares available for allocation, actuarial assumptions and targeted funding of retiree health and life insurance.  To be eligible for an allocation into an RIA, employees must be at least 18 years old, employed with the Company or a participating subsidiary on a full-time basis, and on the payroll on the last day of the year.  Participants with two years of service are 25 percent vested, three years of service are 50 percent vested, four years of service are 75 percent vested, and participants are fully vested after five years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination. Participants may on a daily basis diversify up to 100 percent of their RIA among any of the other investment fund choices in the Plan beginning in the year they reach age 55 or the third anniversary of their date of hire, whichever comes first.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at anytime and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Committee shall compute the value of the accounts of the participants which shall be fully vested and non-forfeitable.  The accounts of each participant shall be distributed in a lump sum.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.  Distributions to participants are recorded when paid.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Cash and Cash Equivalents

The Plan considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investment Valuation and Income Recognition

The Preference stock is stated at the greater of $65 par value or the fair value of eight shares of the Company’s common stock. Participant loans receivable are stated at cost plus accrued interest, which approximates fair value. Plan investments, other than the Plan’s investments in guaranteed investment contracts, are stated at fair value based on quoted market prices or as otherwise determined by Bank of New York Mellon, the Plan’s trustee.

The Plan has entered into fully benefit-responsive guaranteed investment contracts (“GICs”) with insurance companies, banks and other financial institutions. The GICs represent investments that have fixed income securities paired with benefit-responsive wrap contracts. Wrap contracts are issued by high-quality financial institutions and have two main roles: to provide a fixed rate of interest for a specified period of time, and to enable the fund to pay participant-initiated withdrawals at book value.

The Statements of Net Assets Available for Benefits present both the fair value of the GICs and the adjustment of the fully benefit-responsive GICs from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

In certain circumstances, the amount withdrawn from the GICs would be payable at fair value rather than at contract value.  These events include termination of the plan, a material adverse change to the provisions of the plan, if the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a similar contract. Such circumstances resulting in the payment of benefits at market value rather than contract value are not considered probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate a contract upon short notice include the plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the plan.  If one of these events was to occur, the contract issuer could terminate the contract at the market value of the underlying investments (or in the case of traditional GICs, at the hypothetical market value based upon a contractual formula).

Purchases and sales are recorded on a trade date basis. Realized gains and losses from security transactions are reported on the average cost method. Dividend income is recorded on the ex-dividend date.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

Administration

The Plan is administered by the Committee for the benefit of the participants. Administrative expenses are paid by the Plan.

3.	Tax Status

The Company has obtained a determination from the Internal Revenue Service in a letter dated March 20, 2003 that the Plan, as amended and restated as of October 1, 1999 qualifies under Sections 401(a), 401(k) and 4975(e)(7) of the IRC, and that the related Trusts are exempt from Federal income taxes under Section 501(a) of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	Investments and Fair Value Measurements

Investments

The Plan has investments in Colgate-Palmolive Company Common Stock and Colgate-Palmolive Company Series B Convertible Preference Stock, mutual funds, cash reserve funds and GICs.

The following investments represent 5 percent or more of the Plan’s net assets as of December 31:

	2008	2007
Colgate-Palmolive Company Common Stock, 2,382,650 and 2,305,577 shares, respectively	$163,307	$179,743

Colgate-Palmolive Company Series B Convertible Preference Stock, 2,784,175 and 3,037,758 shares, respectively	$1,526,619	$1,894,589

A portion of the investments shown above are nonparticipant-directed investments (see Note 5).

During 2008, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Equity securities:
Colgate-Palmolive Company Common Stock	$(19,783)
Colgate-Palmolive Company Series B Convertible Preference Stock	(217,365)
Total equity securities	(237,148)

Investments in registered investment companies	(166,772)
U.S. Government securities and corporate notes	324
Total net depreciation in the fair value of investments	$(403,596)

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

The GICs carry a crediting interest rate established at inception and reset periodically (typically quarterly) to approximate the interest earnings of the underlying investments, subject to certain minimums. For 2008, the average yield and the average crediting interest rate on the investment contracts were 3.3 percent and 3.8 percent, respectively.  For 2007, the average yield and the average crediting interest rate on the investment contracts were 3.9 percent and 4.6 percent, respectively.

The contract value of a GIC is the relevant measurement for the portion of the net assets available for benefits attributable to a certain investment contract.  The contract values of the GICs were $129,725 and $70,756 at December 31, 2008 and 2007, respectively.  The fair values of the GICs were $132,283 and $72,270 at December 31, 2008 and 2007, respectively. In accordance with the provisions of the Plan, issuers of GICs must have a credit rating of AA- or better under the fund manager’s investment rating system.  Accordingly, there are no reserves against contract value for credit risk of the contract issuer or otherwise.

Fair Value Measurements

The Plan uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

The Plan adopted SFAS 157 on January 1, 2008. SFAS 157 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.

SFAS 157 establishes a hierarchy which requires an entity to maximize the use of quoted market prices and minimize the use of unobservable inputs. An asset or liability’s level is based on the lowest level of input that is significant to the fair value measurement.

The valuation methodologies used for the Plan assets measured at fair value are as follows:

Colgate-Palmolive Company Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Colgate-Palmolive Company Series B Convertible Preference Stock: Valued as Colgate-Palmolive Common Stock closing price reported on the active market on which the individual securities are traded multiplied by eight.
Mutual funds: Valued at the net asset value of shares held by the Plan at year end.
Cash reserve funds: Valued at cost plus accrued interest, which approximates fair value.
Guaranteed investment Contracts: Valued at the total of the fair value of the underlying securities.
Participant loans: Valued at cost plus accrued interest, which approximates fair value.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2008:

	Fair Value Measurements at December 31, 2008
	Level 1	Level 2	Level 3	Total
Colgate-Palmolive Company Common Stock	$163,307	$—	$—	$163,307
Colgate-Palmolive Company Series B Convertible Preference Stock	1,526,619	—	—	1,526,619
Mutual funds	306,451	—	—	306,451
Cash reserve funds	18,863	—	—	18,863
Guaranteed investment contracts	—	132,283	—	132,283
Participant loans	—	—	17,050	17,050
Total Assets at Fair Value	$2,015,240	$132,283	$17,050	$2,164,573

The following table presents a reconciliation of Level 3 Plan assets measured at fair value for the year ended December 31, 2008:

Level 3 Assets
Participant loans
Beginning balance as of January 1, 2008	$16,802
Realized gains (losses)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements, net	248
Ending balance as of December 31, 2008	$17,050

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

5.	ESOP Trust

Information about the net assets and significant components of the changes in net assets relating to the investments maintained in Funds D and E is as follows:

	December 31,
	2008	2007
Assets:
Cash and cash equivalents	$17,822	$17,507
Fixed income liquid reserve fund	454	1,441
Colgate-Palmolive Company Common Stock	32,236	45,657
Colgate-Palmolive Company Series B Convertible Preference Stock	1,526,619	1,894,589
Accrued interest and dividends receivable	2	12
Total assets	$1,577,133	$1,959,206

Liabilities:
Current and long-term notes payable	$74,441	$138,154
Long-term notes payable to Colgate-Palmolive Company	118,829	84,262
Accrued interest on current and long-term notes	6,754	8,521
Total liabilities	200,024	230,937
Net assets available for benefits	$1,377,109	$1,728,269

Year Ended December 31, 2008
Changes in net assets available for benefits:
Employer contributions	$9,308
Dividends and interest, net of fees	35,363
Net depreciation in the fair value of investments	(222,115)
Transfers to other funds	(82,653)
Interest expense on current and long-term notes	(14,298)
Distributions to participants	(76,765)
Decrease in net assets available for benefits	$(351,160)

The Colgate-Palmolive Company Series B Convertible Preference Stock allocated to participants (see Note 1) include nonparticipant-directed investments of 7,118 shares valued at $3,903 and 5,633 shares valued at $3,513 as of December 31, 2008 and 2007, respectively.

6.	Reconciliation to Form 5500

At December 31, 2008 and 2007, benefit distributions that have been processed and approved for payment as of such date but not yet paid of $447 and $252, respectively, are not reflected in the financial statements.  For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

Index

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, except as indicated)

7.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	Related Party Transactions

Certain investments within the Employee Benefit Temporary Investment FD II Fund are shares of funds managed by Bank of New York Mellon, the trustee of the Plan. Certain investments within the Dreyfus Treasury Prime Fund are shares of funds managed by Bank of New York Mellon’s affiliate, Dreyfus. These transactions qualify as party-in-interest transactions that are allowable under ERISA. As of December 31, 2008, the Plan had $1,123 and $17,740 invested in the Employee Benefit Temporary Investment FD II Fund and Dreyfus Treasury Prime Fund, respectively. Administrative fees paid to Bank of New York Mellon for the two months ended December 31, 2008 were $44.

Certain investments within the Commingled Employee Benefit Trust Liquid Reserve Fund are shares of funds managed by Citibank, the former trustee of the Plan. These transactions qualify as party-in-interest transactions that are allowable under ERISA. As of December 31, 2007, the Plan had $6,555 invested in the Commingled Employee Benefit Trust Liquid Reserve Fund. Administrative fees paid to Citibank for the ten months ended October 31, 2008 were $292.

The Plan is also invested in Colgate-Palmolive Company Common Stock and Series B Convertible Preference Stock, as disclosed in Note 4.

Index

SIGNATURES

The Plan:
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date:	June 26, 2009	/s/ Stephen C. Patrick
Stephen C. Patrick
Chief Financial Officer
Colgate-Palmolive Company

Date:	June 26, 2009	/s/ Dennis J. Hickey
Dennis J. Hickey
Vice President and Corporate Controller
Colgate-Palmolive Company

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PARTICIPANT LOANS
AS OF DECEMBER 31, 2008
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Participant loans, maturities ranging from 1 to 15 years	4% - 11.5%	$17,050

	Total Participant Loans		$17,050

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT-TERM FIXED INCOME FUND (FUND A)
AS OF DECEMBER 31, 2008
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Dreyfus Treasury Prime Fund 0.17%	17,739,953	$17,740

	Guaranteed Investment Contracts:

	Bank of America, 4.17%	32,988,776	32,989
	ING Life & Annuity, 4.60%	32,990,902	32,991
	NATIXIS Financial Products, Inc., 4.56%	33,314,748	33,314
	State Street Bank, 4.17%	32,988,776	32,989

	Total Guaranteed Investment Contracts:		$132,283

	Total Fund A		$150,023

*	Represents a Party-In-Interest.

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND B)
AS OF DECEMBER 31, 2008
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Employee Benefit Temporary Investment FD II	668,564	$669

*	Colgate-Palmolive Co. Common Stock	1,912,322	$131,071

	Total		$131,740

*	Represents a Party-In-Interest.

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE PREFERRED STOCK FUND (FUND D)
AS OF DECEMBER 31, 2008
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Employee Benefit Temporary Investment FD II	29,870	$30	$30

*	Colgate-Palmolive Co. Series B Conv. Preference Stock	2,784,175	$181,178	$1,526,619

			$181,208	$1,526,649
	Total

*	Represents a Party-In-Interest.

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND E)
AS OF DECEMBER 31, 2008
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Employee Benefit Temporary Investment FD II	423,776	$424	$424

*	Colgate-Palmolive Co. Common Stock	470,328	$1,044	$32,236

	Total		$1,468	$32,660

*	Represents a Party-In-Interest.

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD WELLINGTON FUND (FUND J)
AS OF DECEMBER 31, 2008
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	Vanguard Wellington Fund	1,603,023	$67,615

	Total		$67,615

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD INSTITUTIONAL INDEX FUND (FUND K)
AS OF DECEMBER 31, 2008
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	Vanguard Institutional Index Fund	588,040	$48,537

	Total		$48,537

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EUROPACIFIC GROWTH FUND (FUND L)
AS OF DECEMBER 31, 2008
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	EuroPacific Growth Fund	2,109,557	$58,962

	Total		$58,962

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
CORE PLUS FIXED INCOME FUND (FUND N)
AS OF DECEMBER 31, 2008
(Dollars in thousands, except as indicated)

		(c) Description of investment including maturity date, rate of interest, collateral, par,
(a)	(b) Identity of issuer, borrower, lessor or similar party	or maturity value	(e) Current value

	Mutual Funds:

	Core Plus Fixed Income Fund	3,040,315	$26,390

	Total		$26,390

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
NEUBERGER BERMAN GENESIS FUND (FUND O)
AS OF DECEMBER 31, 2008
(Dollars in thousands, except as indicated)

		(c) Description of investment including maturity date, rate of interest, collateral, par,
(a)	(b) Identity of issuer, borrower, lessor or similar party	or maturity value	(e) Current value

	Mutual Funds:

	Neuberger Berman Genesis Fund	1,747,448	$52,144

	Total		$52,144

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
TCW GALILEO VALUE OPPORTUNITIES FUND (FUND P)
AS OF DECEMBER 31, 2008
(Dollars in thousands, except as indicated)

		(c) Description of investment including maturity date, rate of interest, collateral, par,
(a)	(b) Identity of issuer, borrower, lessor or similar party	or maturity value	(e) Current value

	Mutual Funds:

	TCW Galileo Value Opportunities Fund	1,615,160	$18,897

	Total		$18,897

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
T. ROWE PRICE GROWTH STOCK FUND (FUND Q)
AS OF DECEMBER 31, 2008
(Dollars in thousands, except as indicated)

		(c) Description of investment including maturity date, rate of interest, collateral, par,
(a)	(b) Identity of issuer, borrower, lessor or similar party	or maturity value	(e) Current value

	Mutual Funds:

	T. Rowe Price Growth Stock Fund	1,188,636	$22,869

	Total		$22,869

Index

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EATON VANCE LARGE CAP VALUE FUND (FUND R)
AS OF DECEMBER 31, 2008
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Mutual Funds:

	Eaton Vance Large Cap Value Fund	757,008	$11,037

	Total		$11,037

	Plan Total		$2,164,573